Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	August 15, 2011

A Publication of The Provo Group, Inc.	SECOND QUARTER 2011

2011 CONSENT RESULTS…

The 2011 Consent process concluded on June 30, 2011. We are pleased to report that a majority of the Limited Partnership Units did not vote in favor of the Proposed Sale and Dissolution outlined in the Consent materials.

FOR	AGAINST*
1.73%	98.27%

* Includes those Consent Card Units executed and returned which voted “Against” and “Abstained”, as well as those Consent Card Units not executed and returned.

SECOND QUARTER OF 2011 DISTRIBUTION…

The Partnership is distributing $265,000 for the second quarter of 2011, which is $5.73 per unit. This is $15,000 ($.32 per unit) higher than planned due primarily to cost savings associated with the Internet access to 2011 Consent materials and the 2010 Annual Report, offset by expenses related to the vacancy of the China Super Buffet property in late June (see page 2 Property Highlights). We only distribute “actual” adjusted net cash flow.

Combined cash distributions for the remaining two quarters of 2011 from adjusted operating and investment cash flows are now projected to aggregate approximately $440,000 ($9.51 per unit) which is $60,000 ($1.30 per unit) less than the budgeted amount due primarily to the China Super Buffet vacancy.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further second quarter of 2011 unaudited financial information, see the Partnership’s June 30, 2011 interim financial report filed on Form 10-Q with the SEC on or around August 15, 2011. A copy of the 2011 Quarterly Reports filed on Form 10-Q, the 2010 10-K, and other public reports can be viewed/printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov.

DISTRIBUTION HIGHLIGHTS

•	$265,000 ($5.73 per unit) distributed for the Second Quarter of 2011, (see Adjusted Condensed Statements of Cash Flows attached).

•

$1,573 to $1,424 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of August 1, 2011, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	2 Q 11

PROPERTY HIGHLIGHTS

•

Des Moines, IA (operates as Daytona’s All Sports Café): The prior lease on the property expired on May 31, 2011. In late May of 2011, Management and the tenant executed a three-year lease amendment and extension which began on June 1, 2011. Monthly rent is to continue at $6,000, with a $600 potential rent discount for timely payment of monthly obligations and sales reporting. The June rent for each of the three years is to be abated.

•

Mt. Pleasant, SC (operates as a Wendy’s restaurant): As reported previously, the County of Charleston has made an offer to the Partnership of $176,900 in connection with an eminent domain acquisition of a portion of the Mt. Pleasant site for Right of Way for planned road improvements. Unfortunately, the plan provided for the relocation of ingress and egress that could make the operation of the Wendy’s restaurant uneconomic. We continue to working actively with Wendy’s to facilitate a re-engineering of the County’s plans to preserve the viability of the site for Wendy’s operational use.

•

Vacant Phoenix, AZ property (operated as China Super Buffet restaurant): The China Super Buffet ceased its operations and vacated the property in late June. A letter of default had been sent to the tenant in June for its May and June rent delinquencies. Management regained possession of the property in July, and although China Super Buffet is responsible for rent and related property tax through the end of its lease (January 20, 2013), Management does not anticipate further collections from the former tenant. As of June 30, 2011, the $18,000 security deposit held by the Partnership was applied to $12,312 in past due amounts and a portion of the first half of 2011 estimated property tax accrued by the Partnership and due in the fourth quarter of 2011. Management is exploring options as to the future of the vacant property.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Third Quarter of 2011 is scheduled to be mailed on November 15, 2011.

•	What was the estimated December 31, 2010 Net Unit Value (“NUV”)?

Management’s has estimated the December 31, 2011 Net Unit Value of each interest of the Partnership to approximate $320, as noted in the letter mailed to investors on February 15, 2011. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	When can I expect to receive my annual Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th of the following year. The K-1’s are anticipated to be mailed annually in mid March.

•	How can I obtain a hard copy of the 2010 Annual Report or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Wednesday, October 5, 2011 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2011 and 2010

(Unaudited)

	2011		2010
Net Cash Flows Provided by Operating Activities	$669,016	*	$682,469	*
Adjustments:
Changes in working capital (a)	4,335		(9,336)
Net Cash flows advanced from past or current cash flows (reserved for future) (b)	(165,507)		(179,848)

Net Adjusted Cash Flows Provided by Operating Activities	$507,844		$493,285

Cash Flows provided by Investing Activities	$12,156	*	$16,715	*

Total Adjusted Cash Flows Provided by Operating Activities and Cash Flows Provided by Investing Activities	$520,000		$510,000

	2011		2010
	ACTUAL		ACTUAL
2nd Quarter Cash Distribution	$265,000	*	$305,000	*

2nd Quarter Cash Distribution per Limited Partner Unit	$5.73		$6.59

Date Mailed	8/15/2011		8/13/2010

1st Quarter Cash Distribution	$255,000	*	$205,000	*

1st Quarter Cash Distribution per Limited Partner Unit	$5.51		$4.43

Date Mailed	5/13/2011		5/14/2010

Total Cash Distributions for 1st and 2nd Quarters	$520,000		$510,000

Total Cash Distributions per Limited Partner unit	$11.24		$11.02

Number of outstanding Limited Partner units*	46,280.30		46,280.30

*	As reported
(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership's GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership's GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership's period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow from operating activities should not be considered as an alternative for cash flow from operating activities computed on a GAAP basis as a measure of our liquidity.